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SEC
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MAR 04 2016

Washington DC
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16014174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldin Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, 44th Floor
(No. and Street)

New York (City) NY (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein 732-828-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name – *if individual, state last, first, middle name*)

One Spring Street (Address) New Brunswick (City) NJ (State) 08901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karthik Bhavaraju, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldin Capital Advisors LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DATED: FEBRUARY 19, 2016

[signature]
Signature

CEO
Title

[signature]
Notary Public

Theresa A. Bertone
Notary Public, State of New York
No. 01BE6040681
Qualified in Richmond County
Commission Expires July 2, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDIN CAPITAL ADVISORS LLC

CONTENTS

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Goldin Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Goldin Capital Advisors, LLC, as of December 31, 2015. This financial statement is the responsibility of Goldin Capital Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goldin Capital Advisors, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 16, 2016

WithumSmith+Brown, PC One Spring Street, New Brunswick, New Jersey 08901-2276 T (732) 828 1614 F (732) 828 5156 withum.com

GOLDIN CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	52,786
Total Assets	$	52,786

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	16,014
MEMBER'S EQUITY		36,772
Total Liabilities and Member's Equity	$	52,786

The accompanying notes are an integral part of this financial statement.

GOLDIN CAPITAL ADVISORS LLC

NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Goldin Capital Advisors LLC (the "Company") was organized as a limited liability company on December 10, 2012 under the laws of the State of Delaware, is subject to the provisions of the New York Limited Liability Company Act and is a wholly-owned subsidiary of Goldin Associates, LLC. The Company began business operations in June 2014. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 19, 2014. The Company is a limited liability company and continues indefinitely until it is terminated. The Company serves as a private placement agent and finder regarding private placement of securities and provides advisory services regarding mergers and acquisitions transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Concentration of Credit Risk

The Company maintains cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

c) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. However, the Company is liable for NYC Unincorporated Business taxes. The company did not have income in 2015 and no provision for income taxes is included in the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (cont'd)

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and is subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Revenue Recognition

Advisory fees are recognized as income when earned, in accordance with the adcisory fee agreements.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital was $36,772 which was $31,772 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

4. COMMITMENTS AND CONTINGENCIES

The Company entered into an expense sharing agreement on July 9, 2014 with its parent, Goldin Associates, LLC, whereby, the company has agreed to pay Goldin Associates, LLC $1,600 per month to cover certain operating expenses. These operating expenses include rent, utilities, office resources, IT/communications, telephone, salaries and professional services. For the year under audit there was $19,200 paid. There are no amounts payable for the year under audit.

5. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 and through February XX, 2016, that would require recognition or disclosure in the financial statements.

February 24, 2016

VIA CERTIFIED MAIL
SEC – Washington DC
U.S. Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Goldin Capital Advisors LLC

To Whom it may concern:

Per your request, attached please find 2 copies of Goldin Associates BrokerageLLC's annual audited financial report (1 long copy and 1 short copy).

Very truly yours,

Ivan H. Greenstein, FINOP

GOLDIN CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT